                                                            Filed by Dynegy Inc.
                                Pursuant to 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                    Subject Company: Dynegy Inc.
                                                  Commission File No.: 001-15659

                                                    Subject Company: Enron Corp.
                                                  Commission File No.: 001-13159

ADDITIONAL INFORMATION

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, Texas 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron on November 13, 2001.

FOR IMMEDIATE RELEASE

                 DYNEGY ISSUES STATEMENT ON ENRON MERGER STATUS

HOUSTON (Nov. 21, 2001) -- Dynegy Inc. (NYSE: DYN) Chairman and CEO Chuck Watson today said he is encouraged by Enron Corp.'s report this morning that it has closed the remaining $450 million credit facility secured by the assets of Northern Natural Gas Pipeline and has received a commitment from its lead bank to extend the $690 million note payable obligation described in Enron's recent 10-Q filing.

"We are continuing our confirmatory due diligence and working to accelerate the regulatory approvals required to complete the merger in accordance with the previously announced agreement," he said.

Watson also noted that ChevronTexaco recently reiterated that it has "full confidence in Dynegy's disciplined management approach to complete the merger and to build a new company into an industry leader." ChevronTexaco owns 26 percent of Dynegy's outstanding common stock.

Dynegy Inc. is one of the world's top energy merchants. Through its global energy delivery network and marketing, trading and risk management capabilities, Dynegy provides innovative solutions to customers in North America, the United Kingdom and Continental Europe.

Certain statements included in this news release are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements include assumptions, expectations, predictions, intentions or beliefs about future events. Dynegy cautions that actual future results may vary materially from those expressed or implied in any forward-looking statements. Some of the key factors that could cause actual results to vary from those Dynegy expects include changes in commodity prices for energy or communications products or services; the timing and extent of deregulation of energy markets in the U.S. and Europe; the timing of required approvals for the Dynegy/Enron merger and the success of integration and cost savings measures relating to the merger; the effectiveness of Dynegy's risk management policies and procedures and the creditworthiness of customers and counterparties; the liquidity and competitiveness of wholesale trading markets for energy commodities, including the impact of electronic or online trading in these markets; operational factors affecting Dynegy's power generation or Dynegy's midstream natural gas facilities; uncertainties regarding the development of, and competition within, the market for communications services in the U.S. and Europe; uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting Dynegy's business; general political, economic and financial market conditions; and any extended period of war or conflict involving the United States or Europe. Moreover, Dynegy's expectation that the acquisition will be accretive to earnings in 2002 and beyond is based upon achieving certain sales projections, meeting certain cost targets and successfully integrating the acquired assets. More information about the risks and uncertainties relating to these forward-looking statements are found in Dynegy's SEC filings, which are available free of charge on the SEC's web site at http://www.sec.gov.

                                       ###